Exhibit 21

LIST OF SUBSIDIARIES OF A. H. BELO CORPORATION

(As of December 31, 2020)

Subsidiary	State or Jurisdiction of Incorporation
A. H. Belo Management Services, Inc.	Delaware
Belo Lead Management LLC*	Delaware
NewsRight, LLC*	Delaware
True North Real Estate LLC	Delaware
AHC California Dispositions, Inc.	Delaware
AHC California Properties, LLC	Delaware
AHC Dallas Properties, LLC	Delaware
B+C, Inc. (The)	Delaware
Distribion, Inc.	Delaware
CDFX, LLC	Delaware
Vertical Nerve, Inc.	Delaware
Belo Enterprises, Inc.	Delaware
Belo Interactive, Inc.	Delaware
Belo Investments II, Inc.	Delaware
Belo Company (The)	Delaware
Cubic Creative, Inc.	Texas
Dallas Morning News, Inc. (The)	Delaware
Al Dia, Inc.	Delaware
DFW Printing Company, Inc.	Delaware
DMI Acquisition Sub, Inc.	Delaware
Fountain Street Corporation	Rhode Island
Providence Journal Company (The)	Delaware

*Non-wholly owned